Exhibit 99.1

Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2020

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5-6
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8-24

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Operations

(in KUSD except for share and per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2020	2019	2020	2019
Contract revenue	6	-	-	-	2,340

Operating expense
Research and development	7	(32,155)	(30,541)	(93,480)	(77,113)
General and administrative	8	(20,273)	(2,302)	(47,782)	(8,894)
Total operating expense		(52,428)	(32,843)	(141,262)	(86,007)
Loss from operations		(52,428)	(32,843)	(141,262)	(83,667)

Other income (expense)
Other income		145	1,433	423	1,433
Convertible loans, derivatives, change in fair value income (expense)	11	33,868	-	(45,393)	-
Convertible loans, first tranche, derivative, transaction costs	11	-	-	(1,571)	-
Financial income		163	729	732	2,035
Financial expense		(1,940)	(32)	(2,879)	(105)
Exchange differences		(139)	(360)	(210)	(428)
Total other income (expense)		32,097	1,770	(48,898)	2,935
Loss before taxes		(20,331)	(31,073)	(190,160)	(80,732)
Income tax benefit (expense)		3	(268)	(201)	(467)
Net loss		(20,328)	(31,341)	(190,361)	(81,199)

Net loss attributable to:
Owners of the parent		(20,328)	(31,341)	(190,361)	(81,199)

Net loss per share, basic and diluted	15	(0.29)	(0.62)	(3.09)	(1.68)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
Net Loss	(20,328)	(31,341)	(190,361)	(81,199)

Other comprehensive income
Items that will not be reclassified to profit and loss
Remeasurements of defined benefit plan	-	13	-	6
Total items that will not be reclassified to profit and loss	-	13	-	6

Items that may be reclassified to profit and loss
Currency translation differences	151	(86)	(64)	(94)
Total items that may be reclassified to profit and loss	151	(86)	(64)	(94)
Other comprehensive loss for the period	151	(73)	(64)	(88)
Total comprehensive loss for the period	(20,177)	(31,414)	(190,425)	(81,287)

Total comprehensive loss attributable to:
Owners of the parent	(20,177)	(31,414)	(190,425)	(81,287)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA

Condensed Consolidated Interim Balance Sheet
(in KUSD)

		September 30,	December 31,
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	9	494,416	115,551
Other current assets		12,003	7,055
Total current assets		506,419	122,606
Non-current assets
Property, plant and equipment		1,502	1,376
Right-of-use assets	16	3,402	4,898
Intangible assets	10	9,814	8,434
Other long-term assets		389	368
Total non-current assets		15,107	15,076
Total assets		521,526	137,682

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		6,146	3,329
Other current liabilities		22,633	15,430
Lease liabilities, short-term		1,051	1,132
Current income tax payable		91	52
Convertible loans, short-term	11	2,642	-
Total current liabilities		32,563	19,943
Non-current liabilities
Convertible loans, long-term	11	33,788	-
Convertible loans, derivatives	11	73,190	-
Lease liabilities, long-term	16	2,605	3,899
Defined benefit pension liabilities		3,113	2,684
Other non-current liabilities		208	-
Total non-current liabilities		112,904	6,583
Total liabilities		145,467	26,526

Equity attributable to owners of the parent
Share capital	13	6,314	4,361
Share premium	13	981,032	549,922
Treasury shares	13	(4)	(100)
Other reserves		27,642	5,473
Cumulative translation adjustment		5	69
Accumulated losses		(638,930)	(448,569)
Total equity attributable to owners of the parent		376,059	111,156
Total liabilities and equity		521,526	137,682

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)

For the Three and Nine Months Ended September 30, 2020

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
June 30, 2020		5,795	792,605	16,654	(4)	(146)	(618,602)	196,302

Loss for the period		-	-	-	-	-	(20,328)	(20,328)

Translation adjustment		-	-	-	-	151	-	151
Total other comprehensive loss		-	-	-	-	151	-	151

Total comprehensive loss for the period		-	-	-	-	151	(20,328)	(20,177)

Issuance of shares at follow-on offering	13	519	203,481	-	-	-	-	204,000
Transaction costs, follow-on offering	13	-	(15,054)	-	-	-	-	(15,054)
Share-based compensation expense	12	-	-	10,988	-	-	-	10,988

Total transactions with owners		519	188,427	10,988	-	-	-	199,934

September 30, 2020		6,314	981,032	27,642	(4)	5	(638,930)	376,059

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2020		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		-	-	-		-	(190,361)	(190,361)

Translation adjustment		-	-	-	-	(64)	-	(64)
Total other comprehensive loss		-	-	-	-	(64)	-	(64)

Total comprehensive loss for the period		-	-	-	-	(64)	(190,361)	(190,425)

Shares surrendered to redeem share purchase plan promissory notes	13	-	11,208	-	(11,208)	-	-	-
Issuance of shares through capitalization of reserves	13	393	(393)	-	-	-	-	-
Issuance of shares to be held as treasury shares	13	34	-	-	(34)	-	-	-
Grant of shares to settle 2014 incentive plan awards	13	-	(29)	-	29	-	-	-
Issuance of shares at initial public offering	13	1,007	231,661	-	-	-	-	232,668
Sale of shares under greenshoe option	13	-	23,591	-	11,309	-	-	34,900
Transaction costs, initial public offering and greenshoe option	13	-	(23,355)	-	-	-	-	(23,355)
Issuance of shares at follow-on offering	13	519	203,481	-	-	-	-	204,000
Transaction costs, follow-on offering	13	-	(15,054)	-	-	-	-	(15,054)
Share-based compensation expense	12	-	-	22,169	-	-	-	22,169

Total transactions with owners		1,953	431,110	22,169	96	-	-	455,328

September 30, 2020		6,314	981,032	27,642	(4)	5	(638,930)	376,059

For the Three and Nine Months Ended September 30, 2019

	Share	Share	Other	Shares to	Treasury	Cumulative Translation	Accumulated	Total
	Capital	Premium	Reserves	be issued	Shares	Adjustments	Losses	Equity
June 30, 2019	424	527,083	5,835	26,641	-	(51)	(381,943)	177,989
Loss for the period	-	-	-	-	-	-	(31,341)	(31,341)

Translation adjustment	-	-	-	-	-	(86)	-	(86)
Remeasurement of defined benefit pension liability	-	-	13	-	-	-	-	13
Total other comprehensive loss	-	-	13	-	-	(86)	-	(73)

Total comprehensive loss for the period	-	-	13	-	-	(86)	(31,341)	(31,414)

Issuance of share capital	148	26,944	-	(26,950)	-	-	-	142
Transaction costs	-	(316)	-	309	-	-	-	(7)
Transfer from share premium for par value increase	3,789	(3,789)	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(141)	-	-	(141)
Share-based compensation expense	-	-	216	-	-	-	-	216

Total transactions with owners	3,937	22,839	216	(26,641)	(141)	-	-	210

September 30, 2019	4,361	549,922	6,064	-	(141)	(137)	(413,285)	146,785

	Share	Share	Other	Treasury	Cumulative Translation	Accumulated	Total
	Capital	Premium	Reserves	Shares	Adjustments	Losses	Equity
January 1, 2019	401	452,268	5,702	-	(43)	(332,085)	126,243
Loss for the period	-	-	-	-	-	(81,199)	(81,199)

Translation adjustment	-	-	-	-	(94)	-	(94)
Remeasurement of defined benefit pension liability	-	-	6	-	-	-	6
Total other comprehensive loss	-	-	6	-	(94)	-	(88)

Total comprehensive loss for the period	-	-	6	-	(94)	(81,199)	(81,287)

Issuance of share capital	171	103,221	-	-	-	-	103,392
Transaction costs	-	(1,778)	-	-	-	-	(1,778)
Transfer from share premium for par value increase	3,789	(3,789)	-	-	-	-	-
Purchase of treasury shares	-	-	-	(141)	-	-	(141)
Share-based compensation expense	-	-	356	-	-	-	356

Total transactions with owners	3,960	97,654	356	(141)	-	-	101,829

September 30, 2019	4,361	549,922	6,064	(141)	(137)	(413,284)	146,785

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA

Condensed Consolidated Interim Statement of Cash Flows
(in KUSD)

		For the Nine Months Ended September 30,
	Note	2020	2019
Cash used in operating activities
Loss for the period		(190,361)	(81,199)
Adjustments for non-monetary items:
Share-based compensation expense	12	22,169	356
Depreciation of property, plant and equipment		480	357
Amortization of intangible assets		28	11
Depreciation of right-of-use assets		861	781
Change in defined benefit pension liability		287	238
Convertible loans, derivatives, increase in fair value	11	45,393	-
Financial income		(732)	(2,035)
Financial expense		14	-
Interest expense on convertible loans	11	2,781	-
Exchange differences		-	7
Income taxes		201	467
Changes in assets and liabilities:
Decrease in accounts receivable		-	42
(Increase) in other assets		(5,057)	(5,645)
(Decrease) in contract liability	6	-	(2,340)
(Decrease) / Increase in accounts payable		2,198	(1,741)
Increase in other liabilities		5,322	799
Cash used in operating activities		(116,416)	(89,902)
Interest paid		(1,452)	-
Interest received		747	2,135
Interest expense on lease obligations		84	105
Tax refund / (paid)		2	(264)
Net cash used in operating activities		(117,035)	(87,926)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(627)	(189)
Payment for purchase of intangible assets	10	(1,408)	(1,765)
Net cash used in investing activities		(2,035)	(1,954)

Cash from financing activities
Proceeds from capital contributions, net of transaction costs		-	101,614
Proceeds from public offering of common shares, net of transaction costs	1, 13	435,868	-
Proceeds from convertible loans, net of transaction costs	11	62,898	-
Acquisition of treasury shares		-	(141)
Principal payments of lease obligations		(929)	(832)
Net cash from financing activities		497,837	100,641

Net increase in cash and cash equivalents		378,767	10,761
Exchange gain / (losses) on cash and cash equivalents		98	(51)
Cash and cash equivalents at beginning of the period		115,551	138,807
Cash and cash equivalents at end of the period		494,416	149,517

Supplemental Non-Cash Financing Information
Follow-on transaction costs recorded in Accounts Payable and Other Current Liabilities	1	2,709	-

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data

1.	Corporate information

ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).

The Group is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 12, 2020.

Initial Public Offering (IPO)

On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at $19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were $267.6 million, and net proceeds were $244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of $255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of $4.7 million and underwriting discounts and commissions of $18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 13, “Share capital, share premium and treasury shares”.

Follow-On Public Offering

On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at $34.00 per share. The gross proceeds of the public offering were $204.0 million, and net proceeds of $188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. As of September 30, 2020, transaction costs of $2.7 million remained unpaid. Such costs are anticipated to be paid during the fourth quarter of 2020. The public offering resulted in a gross increase of $203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of $2.9 million and underwriting discounts and commissions of $12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 13, “Share capital, share premium and treasury shares”.

Going concern basis

ADCT is a late-clinical-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:

•	establish and maintain a strong patent position and protection;

•	enter into collaborations with partners in the pharmaceutical industry;

•	acquire and retain key personnel; and

•	acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations and, during the 2020 fiscal year, issuance of the Company’s common shares and the issuance of convertible loans (see note 11, “Convertible loans”). The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least $50 million in cash and cash equivalents at the end of each quarter.

As of September 30, 2020, the Group’s cash and cash equivalents amounted to $494.4 million (December 31, 2019: $115.6 million).

The Board of Directors believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.

COVID – 19

The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the Group advances its clinical programs, it is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 pandemic, the primary focus of healthcare providers and hospitals is currently on fighting the novel coronavirus. In addition, in response to the spread of COVID-19, the Group has modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. In addition, certain of the Group’s clinical trials experienced delays or suspensions in patient enrollment during the first half of 2020 as a result of the COVID-19 pandemic. However, by the end of the third quarter, the Group no longer experienced delays in its clinical trials or suspensions in patient enrollments. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time the ultimate impact on the Group's results of operations, cash flows and financial position in 2020 and thereafter cannot be reasonably predicted. Furthermore, the impact to the Group’s businesses, operating results, cash flows, liquidity and financial condition may be further impacted if the current circumstances continue to exist for a prolonged period of time. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These unaudited condensed consolidated interim financial statements as of September 30, 2020 and December 31, 2019 and for the three and nine months ended September 30, 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019.

Functional and reporting currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.

A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Nine Months Ended September 30,
	2020	2019
USD / GBP
Closing rate, GBP 1	1.28717	1.22986
Weighted average exchange rate, GBP 1	1.26423	1.26086

Basis of Consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated entities include:

	Ownership Interest
	September 30, 2020	September 30, 2019
ADCT America	100%	100%
ADCT UK	100%	100%

Use of estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2019.

In addition, significant judgements were required in implementing the Company’s accounting policy for the convertible loans, as set out in note 3, “Significant accounting policies”. In particular, significant judgement was required in deciding whether the conversion option derivative embedded in the notes was of a liability or equity nature, in selecting the appropriate models to value the derivatives arising from the first and second tranches of the convertible notes and in identifying the appropriate key assumptions as inputs to the selected models. Details of the models and assumptions are set out in note 11, “Convertible loans”.

Share split and share consolidation

As explained in note 13, “Share capital, share premium and treasury shares”, on September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares and, on April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares. Accordingly, all share and per share amounts for all periods presented in these unaudited condensed consolidated interim financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the share split and share consolidation.

3. Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2019 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except as disclosed below.

Inventory

The Company assessed its accounting policy for inventory costs, with the Company’s filing of its biologics license application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). The Company believes that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, is appropriate when management considers it highly probable that pre-approval inventory costs will be recoverable through future sales of the drug product. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination is made varies from product to product. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. As of September 30, 2020, the Company believes it is highly probable that it will receive regulatory approval for Lonca; therefore, a commercialized drug product candidate. Accordingly, such costs incurred to manufacture pre-approved product would qualify to be capitalized as inventory. However, the Company has elected to wait until FDA approval is obtained before capitalizing its inventory costs associated with Lonca given the fact that Lonca is the Company’s first drug candidate seeking FDA approval. As such, before Lonca has received regulatory approval, this inventory is valued at a net realizable value of zero. Therefore, the Company has expensed all costs incurred related to the manufacture of Lonca as research and development expense because of the inherent risks associated with the development of a drug product candidate, uncertainty about the regulatory approval process as well as the timing of the associated commercial launch and market size for the drug product candidate, and lack of history for the Company of regulatory approval of drug product candidates. The Company anticipates that it will reverse impairments resulting from the write-down of its inventory to a net realizable value of zero upon receiving regulatory approval of Lonca based on a number of factors including the existence of inventory on hand and estimated demand as well as expiration of such product.

Convertible loans

The Company entered into a $115 million Facility Agreement (see note 11, “Convertible loans”) on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:

(i)	an initial disbursement of convertible loans in the amount of $65 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and

(ii)	a subsequent disbursement of convertible loans in the amount of $50 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions (the “second tranche”).

Accounting for the first tranche

On May 19, 2020 the Company received convertible loans in the amount of $65 million upon completion of the IPO. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.

(i)	The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Condensed Consolidated Interim Statement of Operations.

(ii)	The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented as a financial liability in the Unaudited Condensed Consolidated Interim Balance Sheet.

Expenses and fees payable upon the issuance of the first tranche of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the Condensed Consolidated Interim Statement of Operations, while the share of expenses allocated to the residual convertible loan was deducted from the loan.

Accounting for the second tranche

The Company is obligated to draw down the second tranche in the amount of $50 million upon receipt of regulatory approval for Lonca. However, the second tranche will automatically terminate if the Company has not received the regulatory approval on or prior to December 31, 2021. This obligation has been accounted for as a derivative, and presented in the Unaudited Condensed Consolidated Interim Balance Sheet as a financial liability. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the consolidated statement of operations.

New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2020, that are relevant to the Group and that have had any impact in the interim periods. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

Income tax expense

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

4.	Financial risk management

4.1	Financial risk factors

The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.

The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2019.

There have been no changes in financial risk management since year-end, except with regard to the issuance of the convertible loans, as set out in note 11, “Convertible loans”, in connection with liquidity risk. Under the related Facility Agreement, the Company is subject to a covenant that requires it to maintain a balance of at least $50 million in cash and cash equivalents at the end of each quarter.

4.2	Fair value estimation

At September 30, 2020, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:

•	Cash and cash equivalents

•	Trade accounts payable

In the nine months ended September 30, 2020, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.

Fair values must be estimated on an ongoing basis with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “Equity Incentive Plan 2019”), with regard to the convertible loan conversion option derivative related to the first tranche of the convertible loans and with regard to the derivative arising from the obligation related to the second tranche of the convertible loans. The approach to valuation and the key input factors are described for the share-based compensation awards in note 12, “Share-based compensation” and for the convertible loan derivatives in note 11, “Convertible loans”.

Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivative in the first tranche is classified as pertaining to level 2 of the valuation hierarchy set out below, and the valuation of the derivative relating to the second tranche is classified as pertaining to level 3 of the valuation hierarchy set out below.

The different levels of the valuation hierarchy have been defined as follows:

(a)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(b)	Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

There were no transfers between the respective levels during the period.

5.	Segment information

Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

6.	Contract Revenue

Contract revenue represents the amortization of upfront payments received under license and collaboration contracts in order to finance the research and development that is the subject of those contracts as well as associated milestone payments. In 2013, the Company entered into a license and joint collaboration agreement which was subsequently discontinued in June 2019. As a result of the discontinuance of this joint development program, the remaining balance of the non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability) received under the related license and collaboration agreement was recognized in the first half of 2019 as contract revenue, and no additional contracts giving rise to current contract revenue have been entered into by the Company. As such, the Company recognized revenue of $2,340 KUSD associated with the remaining balance of the non-refundable upfront payment for the nine-month period ended September 30, 2019. There was no deferred revenue as of September 30, 2020 and December 31, 2019.

7.	Research and development expense

The following table summarizes R&D expense for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	20,950	23,552	(2,602)
Employee expense [2]	11,205	6,989	4,216
R&D expense	32,155	30,541	1,614

[1] Includes depreciation expense
[2] Includes share-based compensation expense

The following table summarizes R&D expense for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	63,250	59,593	3,657
Employee expense [2]	30,230	17,520	12,710
R&D expense	93,480	77,113	16,367

[1] Includes depreciation expense
[2] Includes share-based compensation expense

The increase in employee expense in the three months ended September 30, 2020 is due to an increased number of R&D employees and to increased share-based compensation expense. External costs decreased primarily due to lower expense associated with chemistry manufacturing and controls (“CMC”) and preclinical activities.

The increase in employee expense in the nine months ended September 30, 2020 is due to an increased number of R&D employees and to increased share-based compensation expense. External costs increased primarily due to the advancement of our clinical trials associated with our lead product candidates.

8.	General and administrative expense

The following table summarizes general and administrative (“G&A”) expense for the three months ended September 30, 2020 and 2019:

	Three months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	7,248	1,048	6,200
Employee expense [2]	13,025	1,254	11,771
G&A expense	20,273	2,302	17,971

[1] Includes depreciation expense
[2] Includes share-based compensation expense

The following table summarizes G&A expense for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
in KUSD	2020	2019	Change
External costs [1]	15,649	5,110	10,539
Employee expense [2]	32,133	3,784	28,349
G&A expense	47,782	8,894	38,888

[1] Includes depreciation expense
[2] Includes share-based compensation expense

The increase in external costs for both the three and nine months ended September 30, 2020 is primarily due to higher professional fees associated with the Company’s preparation for the commercial launch of Lonca in 2021 as well as costs associated with being a public company.

The increase in employee expense for both the three and nine months ended September 30, 2020 is primarily due to increased share-based compensation expense and an increased number of employees, reflecting the recruitment of commercial employees as we prepare for the anticipated launch of Lonca in 2021.

Employee expense for the three and nine months ended September 30, 2020 includes share-based compensation expense relating to the ADC Therapeutics Incentive Plan dated May 1, 2014 and Amended and Restated as of October 1, 2015 (the “Incentive Plan 2014”) and the ADC Therapeutics Ltd 2016 Share Purchase Plan (the “Share Purchase Plan 2016”), both of which terminated upon the effectiveness of the registration statement for the IPO, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, being recognized at that moment. The amounts of expense recognized for these plans in the three and nine months ended September 30, 2020 were nil (2019: $216 KUSD) and $7,548 KUSD (2019: $356 KUSD), respectively.

9.	Cash and cash equivalents

Pursuant to the Facility Agreement entered into on April 24, 2020 (see note 11, “Convertible loans”), the Company is subject to a covenant that requires it to maintain a balance of at least $50 million in cash and cash equivalents at the end of each quarter, and such amounts are included in cash and cash equivalents on the consolidated balance sheet.

10.	Intangible Assets

Licenses are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Group has not received any regulatory and marketing approval for any of its product candidates. Consequently, the Group did not recognize any amortization expense of licenses.

During the nine months ended September 30, 2020, the Company capitalized the following license payments as intangible assets:

•	An amount of $1,000 KUSD relating to a license agreement with a third party to use their novel and proprietary conjugation technology with a variety of payload technologies in research, development, manufacturing and commercialization of antibody drug conjugates;

•	An amount of $250 KUSD relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization; and

•	An amount of $125 KUSD relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies

During the nine months ended September 30, 2019, the Company capitalized the following license payments as intangible assets:

•	An amount of $1,000 KUSD relating to a license agreement with a third party to acquire an antibody to be used in pre-clinical formalization, clinical testing, manufacturing and commercialization;

•	An amount of $500 KUSD relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies; and

•	An amount of $234 KUSD relating to a license agreement with a third party to use their technology for the production of antibodies.

11.	Convertible Loans

Facility agreement

On April 24, 2020, the Company entered into a $115 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:

(i)	an initial disbursement of convertible loans in the amount of $65 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and

(ii)	a subsequent disbursement of convertible loans in the amount of $50 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions (the “second tranche”).

The outstanding principal amount of the convertible loans is due to be repaid in full on the fifth anniversary of the date on which the first tranche was funded which occurred on May 19, 2020. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.

The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020.

Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.

The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries.

Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holder of each of the first tranche of convertible notes is entitled to convert the principal amount of convertible loans evidenced thereby, at its option, into the Company’s common shares at any time at a conversion price per share equal to 130% of the IPO share price, which was $19.00.

The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. If the conversion price of the second tranche of convertible notes is less than the floor price but for the application of the floor, Deerfield will not be obligated to extend the second tranche.

Upon the occurrence of a major transaction, as defined below, the holders of the convertible notes may elect to require the Company to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, the make-whole amount and the exit charge) or alternatively the holder may elect to require the Company to convert the unredeemed portion and, in addition, receive a number of additional common shares determined as set forth in the convertible notes (in addition to accrued and unpaid interest and the exit charge). In the case of a successor major transaction, as defined below, the Company may elect to require redemption of any portion of the convertible notes that the holder does not elect to convert in connection with such transaction.

Major transactions include (i) mergers and similar transactions as a result of which the holders of common shares before the transaction no longer hold a majority of the common shares after the transaction or the common shares are changed into the securities of another entity, (ii) sales of assets exceeding 50% of the Company’s enterprise value, (iii) any person or group acquiring beneficial ownership of more than 50% of the Company’s common shares or (iv) the delisting of the Company’s common shares, subject in each case to the more detailed provisions contained in the convertible notes. Successor major transactions include any major transaction in which the Company’s common shares are converted into the right to receive cash, securities of another entity and/or other assets, and any asset sale major transaction in which the Company distributes assets to its shareholders.

The Company will have the right to force conversions of the convertible notes on and after the one-year anniversary of the date on which it has received regulatory approval of Lonca if each of the following is greater than 275% of the conversion price (among other conditions specified in the convertible notes): (1) the volume weighted average price of the common shares on at least 20 trading days during any period of 30 consecutive trading days, (2) the volume weighted average price of the common shares on the last trading day of such period and (3) the closing price of the common shares on the last trading day of such period. The Company will have the right to force conversions of the convertible notes on and after the three-year anniversary of the date on which it has received regulatory approval of Lonca if the same conditions above are satisfied, except that the applicable price described in the preceding sentence need only be greater than 175% of the conversion price.

The Company is obligated to draw down the second tranche upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date.

The Facility Agreement contains various covenants, including a requirement to retain $50 million in cash and cash equivalents as of the end of each fiscal quarter.

Bifurcation of first tranche

The first tranche of convertible loans amounting to $65 million issued on May 19, 2020 has been accounted for as comprising two components: an embedded conversion option derivative and a loan, as explained in note 3, “Significant accounting policies”.

Valuation of derivative embedded in first tranche

The Company has used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of September 30, 2020 and April 24, 2020 were as follows:

	As of
	September 30, 2020	April 24, 2020
Exercise price, in USD	24.70	22.10
Forced conversion price, in USD	67.93	60.78
Share price in USD	32.99	17.00
Risk-free interest rate	0.3%	0.4%
Expected volatility	85%	82%
Expected term	55 months	61 months
Dividend yield	-	-
Recovery rate	5%	5%
Implied bond yield	14.5%	21.0%

On the basis of the valuation of the conversion option derivative as of April 24, 2020, the $65 million amount of the first tranche of convertible loans was accounted for on inception as follows:

in KUSD	Embedded derivative	Residual loan	Total
Gross proceeds	27,797	37,203	65,000
Less: transaction costs	(1,571)	(2,102)	(3,673)
Net	26,226	35,101	61,327

The transaction costs of the embedded derivative were charged directly to the Unaudited Condensed Consolidated Interim Statement of Operations.

During the three and nine months ended September 30, 2020, the Company recognized income of $30,953 KUSD and a loss of $26,497 KUSD, respectively, as a result of changes in the fair value of the embedded derivative. The fair value of the embedded derivative associated with the first tranche was $54,294 KUSD and $27,797 KUSD as of September 30, 2020 and April 24, 2020, respectively. The decrease in fair value of the embedded derivative during the three-months ended September 30, 2020 is primarily due to the decrease in the fair value of the underlying shares from June 30, 2020 to September 30, 2020. The increase in fair value of the embedded derivative during the nine months ended September 30, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to September 30, 2020, which was charged directly to the Unaudited Condensed Consolidated Interim Statement of Operations.

Accounting for residual loan of first tranche

As illustrated in the table above and in accordance with IFRS 9, the transaction costs of the residual convertible loan (net of the value of the embedded derivative) were deducted from the loan to arrive at the deemed net present value as of May 19, 2020 of all future cash outflows associated with the loan. The implied effective interest rate that would be needed to increase the book value of the loan to cover all future outflows, taking into account the deduction of transaction costs from the initial loan balance and based on a 365-day year, was computed at inception at 23% and will be applied over the life of the loan.

For both the three and nine months ended September 30, 2020, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of $1,913 KUSD and $2,781 KUSD, respectively, based on the implied effective interest rate.

The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was $36,430 KUSD as of September 30, 2020, of which $2,642 KUSD was the current portion of the liability. As of September 30, 2020, the Company made an interest payment of $988 KUSD that was contractually due on October 1, 2020.

Accounting for second tranche

The obligation to draw down the second tranche under the terms specified in the Facility Agreement has been accounted for as a derivative. The Company has used an independent valuation firm to assist in calculating the fair value of the derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of September 30, 2020 were as follows:

As of
September 30, 2020
Exercise price, in USD	28.50
Forced conversion price, in USD	78.38
Share price in USD	32.99
Risk-free interest rate	0.3%
Expected volatility	85%
Expected term	8 months
Dividend yield	-
Recovery rate	5%
Implied bond yield	7.8%

In addition to the key inputs disclosed above for the second tranche, the Company estimated the probability of achieving regulatory approval for Lonca. For purposes of its September 30, 2020 valuation, the Company estimated it was highly probable that it would receive regulatory approval for Lonca. Significant changes which increase or decrease the probabilities of achieving the related regulatory events, or shorten or lengthen the time required to achieve such events would result in a corresponding increase or decrease in the fair value of this derivative liability.

During the three and nine months ended September 30, 2020, the Company recognized income of $2,915 KUSD and a loss of $18,896 KUSD, respectively, as a result of changes in the fair value of the derivative. The fair value of the derivative associated with the second tranche was $18,896 KUSD as of September 30, 2020, which was presented as a financial liability in the Unaudited Condensed Consolidated Interim Balance Sheet. The decrease in fair value of the derivative during the three months ended September 30, 2020 is primarily due to the decrease in the fair value of the underlying shares from June 30, 2020 to September 30, 2020. The increase in fair value of the derivative during the nine months ended September 30, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to September 30, 2020, which was charged directly to the Unaudited Condensed Consolidated Interim Statement of Operations.

The value of the derivative is directly correlated with the probability estimate of obtaining regulatory approval for Lonca. An increase or decrease of 10% in the estimated probability would have resulted in an increase or decrease in the value of the derivative of $1,890 KUSD.

12.	Share-based compensation

Share data have been revised to give effect to the share split and share consolidation as explained in note 2, “Share split and share consolidation”.

Share Purchase Plan 2013 and Share Purchase Plan 2016

Under the terms of the 2013 and 2016 promissory notes issued in connection with the Share Purchase Plan 2013 and Share Purchase Plan 2016, in the case of an IPO the relevant plan participants were required to repay the outstanding amounts under the promissory notes prior to the IPO by delivering a number of shares of equivalent value to cover the amount to be repaid. In anticipation of the IPO, each of the plan participants holding promissory notes entered into loan settlement agreements with the Company dated as of April 15, 2020 pursuant to which they repaid all amounts outstanding under the promissory notes, including accrued interest, by delivering a number of shares of equivalent value to cover the amounts outstanding under the promissory notes.

After consideration of all relevant factors, the Board of Directors determined the value of such shares delivered pursuant to the loan settlement agreements as of the settlement date to be $18.75 per share, resulting in the delivery of an aggregate of 597,774 common shares by all plan participants for the settlement of the promissory notes. These shares were held by the Company as treasury shares.

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics Ltd 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the quarter ended June 30, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to $6,425 KUSD was charged to the Unaudited Condensed Consolidated Interim Statement of Operations with a corresponding increase to Other reserves within equity on the Unaudited Condensed Consolidated Interim Balance Sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the three and nine months ended September 30, 2020 are nil and $7,417 KUSD (including the $6,425 KUSD discussed above), respectively.

Incentive Plan 2014

All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the IPO. The Company calculated for each participant the gain arising from the difference between the exercise price and the $19.00 IPO price, undertook to settle in cash on behalf of the participant any associated tax and social charges liability, and transferred to the participant the remaining balance from treasury shares, valued at $19.00 per share. A total of 356,144 common shares were transferred to participants and an amount of $5,343 KUSD was withheld for tax and social charges.

For participants whose awards had an exercise price greater than $19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of $19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the Equity Incentive Plan 2019 will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards. The amounts of expense for all awards recognized for services received during the three and nine months ended September 30, 2020 are nil and $361 KUSD, respectively.

Equity Incentive Plan 2019

In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 7,820,000 common shares for future issuance under the Equity Incentive Plan 2019, which include common shares pursuant to share-based equity awards issued to date. As of September 30, 2020, the Company has 3,538,909 common shares available for the future issuance of share-based equity awards. As of September 30, 2020, the Company has only granted share options and RSUs under the Equity Incentive Plan 2019.

As of September 30, 2020, the cumulative amount recorded as an increase to Other Reserves within equity on the Unaudited Condensed Consolidated Interim Balance Sheet in respect of the Equity Incentive Plan 2019 was $20,082 KUSD. The amounts of expense for all awards recognized for services received during the three and nine months ended September 30, 2020 are $10,988 KUSD and $19,734 KUSD, respectively.

Share Options

Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s Consolidated Statement of Operations and a corresponding increase to Other Reserves within equity on the Consolidated Balance Sheet.

The following table summarizes the share option awards outstanding as of September 30, 2020:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2019	18.75	1,020,434	9.96
Granted	28.33	3,148,240	9.58
Forfeited	18.84	(37,567)	-
September 30, 2020	26.05	4,131,107	9.53

The option awards granted during the nine months ended September 30, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. Awards outstanding as of September 30, 2020 and December 31, 2019, expire through 2030. There were no awards exercised during the nine months ended September 30, 2020.

The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the three and nine months ended September 30, 2020 and 2019 were determined on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Share price	$38.62 - $48.69	-	$15.95 - $48.77	-
Strike price	$38.62 - $48.59	-	$18.75 - $48.77	-
Expected volatility	80% - 85%	-	80% - 206%	-
Award life	6.08	-	5.02 - 6.08	-
Expected dividends	0%	-	0%	-
Risk-free interest rate	0.29% - 0.38%	-	0.29% - 0.70%	-

The expected volatility was based on the Company’s historical volatility as well as the selected volatility of other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

RSUs

Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s Consolidated Statement of Operations and a corresponding increase to Other Reserves within equity on the Consolidated Balance Sheet.

	Number of awards	Weighted average grant date fair value
December 31, 2019	-	-
Granted	149,984	46.50
September 30, 2020	149,984	46.50

There were no vested RSUs during the nine months ended September 30. 2020.

Share-based Compensation Reserves

The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended		Nine months ended
in KUSD	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Incentive Plan 2014	-	188	361	211
Share Purchase Plan 2016	-	28	7,417	145
Equity Incentive Plan 2019 - Share Options	10,266	-	19,012	-
Equity Incentive Plan 2019 - RSUs	722	-	722	-
Tax and social charge deductions - Incentive Plan 2014	-	-	(5,343)	-
Total	10,988	216	22,169	356

13.	Share Capital, share premium and treasury shares

Share data have been revised to give effect to the share split and share consolidation as explained in note 2, “Share split and share consolidation”.

The movements in the Company’s share capital, share premium and treasury shares accounts in the nine months ended September 30, 2020 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes (see note 12)	-	11,208	(11,208)	-	USD 18.75	-	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholders' agreement addendum through capitalization of reserves	393	(393)	-	-	CHF 0.08	4,777,996	-	4,777,996
April 24, 2020	Elimination of fractional shareholdings	-	-	-	-	CHF 0.08	-	51	51
May 19, 2020	Issuance of shares to be held as treasury shares	34	-	(34)	-	CHF 0.08	408,873	(408,873)	-
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net (see note 12)	-	(29)	29	-	CHF 0.08	-	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	-	232,668	USD 19.00	12,245,631	-	12,245,631
May 19, 2020	Sale of shares under greenshoe option	-	23,591	11,309	34,900	USD 19.00	-	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	-	(23,355)	-	(23,355)		-	-	-
September 28, 2020	Issuance of shares at follow-on offering	519	203,481	-	204,000	USD 34.00	6,000,000	-	6,000,000
September 28, 2020	Transaction costs, follow-on offering	-	(15,054)	-	(15,054)		-	-	-
September 30, 2020	Other	-	-	-	-	CHF 0.08	-	2,796	2,796
	Movements in the period	1,953	431,110	96	433,159		23,432,500	1,189,188	24,621,688
December 31, 2019	Balances reported at December 31, 2019, revised for share consolidation	4,361	549,922	(100)			53,337,500	(1,240,540)	52,096,960
	Balance at September 30, 2020	6,314	981,032	(4)			76,770,000	(51,352)	76,718,648

Upon the completion of the IPO, all of the Company’s issued Class B, C, D and E preferred shares were converted into common shares on a one-to-one basis.

14.	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).

Services provided by the Company

The Company provides registered office and other simple administrative services to four subsidiaries of ATH. The amounts invoiced for the three months and nine months ended September 30, 2020, recognized as general and administrative expense, amounted to $1 KUSD and $3 KUSD respectively (three and nine months ended September 30, 2019: $1 KUSD and $2 KUSD).

Other transactions with related parties

Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 13, “Share capital, share premium and treasury shares”), 556,799 were surrendered by related parties.

Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 13, “Share capital, share premium and treasury shares”), 1,222,966 shares were issued to related parties.

Out of the 3,687,500 class E shares issued in 2019, 809,107 shares were purchased by related parties.

Shares were issued to and repurchased at the same price from a related party in September 2019 in order to have available treasury shares to meet the demand for shares when share options are exercised.

In connection with the Company’s IPO, HPWH TH AG purchased 950,000 shares on the same terms as other investors.

In connection with the Company’s follow-on offering Auven Therapeutics GP Ltd., through A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (“the Selling Shareholders”) granted to the underwriters an option, to purchase up to 900,000 additional common shares at the public offering price of $34.00 per share, less underwriting discounts and commissions. On October 9, 2020, the underwriters exercised in full their option to purchase an additional 900,000 common shares from the Selling Shareholders at a price of $34.00, less underwriting discounts and commissions. The Company did not receive any proceeds or incur any costs related to the sale of these shares by the Selling Shareholders. The Selling Shareholders incurred all costs in addition to underwriting fees and commissions.

Chairman’s equity awards

The Company granted the Chairman, Mr. Squarer, options to acquire 1,125,545 common shares at $18.75 per share in connection with his election to the Board of Directors, representing approximately 2% of our then-outstanding share capital. These options are scheduled to vest upon Mr. Squarer’s continued service through designated dates over a three-year period, or immediately upon a change in control. In accordance with its agreement with Mr. Squarer, the Company provided Mr. Squarer with an additional grant of 341,403 options on June 4, 2020 with an exercise price equal to the fair market value of the Company’s shares on that date, to bring Mr. Squarer’s total rights to acquire the Company’s shares to 2% of the then-outstanding share capital (measured without consideration of the shares underlying these grants).

Key management compensation

The compensation of key management is shown below:

	Three months ended September 30,		Nine months ended September 30,
in KUSD	2020	2019	2020	2019
Salaries and other short-term employee costs	1,936	1,290	5,190	3,767
Pension costs	106	101	362	284
Share-based compensation expense	3,648	25	11,247	132
Other compensation	9	-	92	-
Total	5,699	1,416	16,891	4,183

15.	Loss per share

	Three Months Ended September 30,		Nine Months Ended September 30,
(in KUSD, except per share amounts)	2020	2019	2020	2019
Loss attributable to owners	(20,328)	(31,341)	(190,361)	(81,199)
Weighted average number of shares outstanding [1]	70,914,300	50,626,246	61,613,177	48,448,085
Basic and diluted loss per share	(0.29)	(0.62)	(3.09)	(1.68)

[1] Share data have been revised to give effect to the share split and share consolidation as explained in note 2, “Share split and share consolidation”

As all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.

For the three and nine months ended September 30, 2020 and 2019, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, as the effect of including those shares would be anti-dilutive.

Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Incentive Plan 2014	-	2,197,852	-	2,153,507
Share Purchase Plan 2016	-	962,500	-	962,500
Equity Incentive Plan 2019 - Share Options	3,862,347	-	2,449,135	-
Equity Incentive Plan 2019 - RSUs	101,076	-	34,062	-
Conversion of the principal amount of convertible loans into the Company’s common shares	2,631,579	-	1,339,888	-
	6,595,002	3,160,352	3,823,085	3,116,007

16.	Leases

As the Company continues to grow its operations, prepares for product commercialization and further develops its pipeline, it is looking to expand its facilities. During the third quarter of 2020, the Company concluded it was reasonably certain that it would modify the terms of various existing lease agreements in accordance with the underlying terms of the agreements, which would reduce the Company’s future minimum lease obligations. As a result, the Company reduced its Right of use assets and Leased liability, long term by $628 KUSD as of September 30, 2020.

17.	Events after the reporting date

The Company has evaluated its subsequent events through November 12, 2020, the date the unaudited condensed consolidated interim financial statements were available to be issued.

On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab A/S (“Genmab”) for the continued development and commercialization of camidanlumab tesirine (“Cami”). Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales.